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SEC Mail Processing Section

MAR 04 2019

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19007205

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CND FINANCIAL LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

31240 BECK RD.
(No. and Street)

BULVERDE	TX	78163
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MILTON C. COLLIER — 800-810-3355
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PHILLIP V. GEORGE, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	CELESTE	TX	75423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, MILTON C. COLLIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CND FINANCIAL LTD, as of DECEMBER 31, 20 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER L COX
Notary ID #125832054
My Commission Expires
September 25, 2022

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CND Financial Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CND Financial Ltd. as of December 31, 2018, the related statements of income, changes in partners' capital, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of CND Financial Ltd. as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CND Financial Ltd.'s management. Our responsibility is to express an opinion on CND Financial Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CND Financial Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of CND Financial Ltd.'s financial statements. The supplemental information is the responsibility of CND Financial Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as CND Financial Ltd.'s auditor since 2009.

Celeste, Texas
February 20, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CND FINANCIAL LTD.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

ASSETS		
Cash	$	171,165
Property and equipment, net		3,594
TOTAL ASSETS	**$**	**174,759**
LIABILITIES AND PARTNERS' CAPITAL		
Accounts payable	$	2,734
Accrued compensation and related costs		43,876
Total Liabilities		46,610
Partners' Capital		128,149
TOTAL LIABILITIES & PARTNERS' CAPITAL	**$**	**174,759**

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:		
Underwriting and related fees	$	557,450
Total Revenues		557,450
Expenses:		
Communications		22,552
Compensation and related costs		348,495
Occupancy and equipment costs		17,953
Professional fees		47,182
Promotion		4,941
Regulatory fees		17,246
Other expenses		8,853
Total Expenses		467,222
NET INCOME	**$**	**90,228**

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2018

	General Partner	Limited Partners	Total
Balances, December 31, 2017	$ 21,803	$ 16,118	$ 37,921
Net income	902	89,326	90,228
Balances, December 31, 2018	**$ 22,705**	**$ 105,444**	**$ 128,149**

The accompanying notes are an integral part of these financial statements.

CND FINANCIAL LTD.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	90,228
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,500
Changes in assets and liabilities:		
Decrease in accounts receivable		250
Decrease in accounts payable		(2,079)
Increase in accrued compensation and related costs		43,876
Net cash provided by operating activities		133,775
Net increase in cash		133,775
Cash at beginning of year		37,390
Cash at end of year	**$**	**171,165**

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

There was no cash paid during the period for interest or income taxes

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

CND Financial Ltd., (the Partnership) was organized in June 2004 as a Texas limited partnership. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Partnership operates under the exemptive provisions of Rule 15c3-3 (k)(2)(i) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities.

The general partner of the Partnership is CND Holdings LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2054, unless sooner terminated or extended as provided in the partnership agreement.

The Partnership's operations consist of providing best effort bond underwriting services for churches throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is recorded using the straight-line method over estimated lives of three to five years.

CND FINANCIAL LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Partnership participates in best efforts bond underwritings for churches that want to raise funds through a sale of debt securities. Underwriting revenue and related fees are recognized on the trade date. The Partnership believes that the trade date is the appropriate point in time to recognize revenue as there are no significant action which the Partnership needs to take subsequent to this date, and the issuer obtains the control and benefit of the offering amounts at that point. These amounts are considered variable consideration as the uncertainty is dependent on the achievement of certain levels of investment have been reached as specified in the offering documents, which is highly susceptible to factors outside the Partnership's influence. Revenues are recognized once it is probable that a significant reversal will not occur. Retainers and other fees received from customers are reflected as contract liabilities and are recognized over time as the performance obligations are simultaneously provided by the Partnership and consumed by the customer.

Leads, Marketing, and Promotion Costs

The Partnership expenses leads, marketing, and promotion costs as they are incurred.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to the state income taxes.

As of December 31, 2018, open Federal tax years subject to examination include the tax years ended December 31, 2015 through December 31, 2017.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Partnership has a net capital of $124,555 which was $119,555 in excess of its net capital requirement of $5,000. The Partnership's net capital ratio was 0.37 to 1.

CND FINANCIAL LTD.

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Office equipment	$26,174
Accumulated depreciation	(22,580)
	$ 3,594

Depreciation expense totaled $1,500 for year ended December 31, 2018 and is included in occupancy and equipment costs in the accompanying statement of income.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Partnership leases software under a software licensing agreement (Agreement) from a related company controlled by an officer of the Partnership. The Agreement was for an initial one-year term and renews annually unless canceled by either party, and has automatically renewed through 2019. The Agreement requires a base payment of $1,500 per month, with additional costs assessed for new users and custom programming. The related party company at its own discretion may waive receipt of the payments due under the Agreement. During 2018, $4,500 was waived by the related party. Amounts incurred and paid under this Agreement totaled $13,500 for 2018 and is included in occupancy and equipment costs in the accompanying statement of income.

One of the limited partners, who is also the managing member of the General Partner, provides office space to the Partnership at no cost to the Partnership.

The related party transactions noted above were not consummate on terms equivalent to arm's length transactions.

NOTE 5 – CONCENTRATION OF REVENUE

The Partnership earned commissions and related fees from one church bond underwriting totaling $376,238, or approximately 67% of total revenue.

NOTE 6 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Partnership could have adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2018, through February 20, 2019, the date which the financial statements were available to be issued.

Schedule I

CND FINANCIAL LTD.

Supplemental Information Pursuant to Rule 17a-5
As of December 31, 2018

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$	128,149
Deductions and/or charges:		
Non-allowable assets		
Property and equipment, net		3,594
Total deductions and/or charges		3,594
Net Capital	$	124,555
AGGREGATE INDEBTEDNESS		
Accounts payable		2,734
Accrued compensation and related costs		43,876
Total aggregate indebtedness	$	46,610
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	119,555
Ratio of aggregate indebtedness to net capital		.37 to 1

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

CND FINANCIAL LTD.
Supplemental Information Pursuant to Rule 17a-5
As of December 31, 2018

Reconciliation of Computation of Net Capital

Net capital, as reported in the Partnership's Part II (unaudited) FOCUS report	$	164,555
Increase in commissions payable		(40,000)
Net capital as computed on previous page	$	124,555

Statement Regarding Changes in Liabilities subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
CND Financial Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CND Financial Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CND Financial Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (exemption provisions) and (2) CND Financial Ltd. stated that CND Financial Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. CND Financial Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CND Financial Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
February 20, 2019

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

CND Financial LTD's Exemption Report

CND Financial LTD (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k):(2)(i) throughout the period January 1, 2018 to December 31, 2018 without exception.

CND Financial, LTD

I, Milton C. Collier swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Milton C. Collier
President

January 21, 2019

Corporate Office 31240 Beck Rd, P.O. Box 203 Bulverde, Texas 78163 830.438.5751 Tel 800.810.3355 Toll